UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 4, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 4 November 2016 entitled ‘AGREEMENT TO SELL VODAFONE NETHERLANDS’ CONSUMER FIXED BUSINESS TO T-MOBILE NETHERLANDS ‘

4 November 2016

Agreement to sell Vodafone Netherlands’ Consumer Fixed Business to T-Mobile Netherlands

Further to the announcement dated 3 August 2016, Vodafone Group Plc confirms that Vodafone Libertel B.V. (“Vodafone Netherlands”) has agreed to sell its consumer fixed business (“Vodafone Thuis”) to T-Mobile Netherlands Holding B.V. for an undisclosed sum.

The divestment of Vodafone Thuis was a commitment offered by Vodafone Group Plc and Liberty Global plc to the European Commission as a condition of clearance of the merger of Vodafone Netherlands and Ziggo in the Netherlands.

Vodafone Thuis has approximately 150,000 consumer fixed broadband customers.

The transaction is conditional on approval from the Dutch competition authority, the European Commission approving T-Mobile Netherlands Holding B.V. as a suitable purchaser of Vodafone Thuis and consultations with Works Councils. The transaction is expected to close in December 2016.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Netherlands

Vodafone Netherlands is the second largest mobile telecommunications company in the Netherlands on the basis of turnover and profitability, and had more than 5 million customers at 30 June 2016.  The company is headquartered in Amsterdam and Maastricht and has offices in Eindhoven, Capelle aan den IJssel, Bodegraven and Amstelveen IJsselstein. For more information, go to www.vodafone.nl and www.vodafone.com.

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Liberty Global

Liberty Global is the world’s largest international TV and broadband company, with operations in more than 30 countries across Europe, Latin America and the Caribbean. We invest in the infrastructure that empowers our customers to make the most of the digital revolution. Our scale and commitment to innovation enables us to develop market-leading products delivered through next-generation networks that connect our 29 million customers who subscribe to over 59 million television, broadband internet and telephony services. We also serve 11 million mobile subscribers and offer WiFi service across seven million access points.

Liberty Global’s businesses are comprised of two stocks: the Liberty Global Group (NASDAQ: LBTYA, LBTYB and LBTYK) for our European operations, and the LiLAC Group (NASDAQ: LILA and LILAK, OTC Link: LILAB), which consists of our operations in Latin America and the Caribbean.

The Liberty Global Group operates in 12 European countries under the consumer brands Virgin Media, Ziggo, Unitymedia, Telenet and UPC. The LiLAC Group operates in over 20 countries in Latin America and the Caribbean under the consumer brands VTR, Flow, Liberty, Mas Movil and BTC. In addition, the LiLAC Group operates a subsea fiber network throughout the region in over 30 markets.

For more information, please visit www.libertyglobal.com

About Ziggo

Ziggo is the leading communications and entertainment services provider for consumer and businesses across the Netherlands. Ziggo serves 9.7 million subscriptions to its customers: 4 million video, 3.1 million internet and 2.5 million fixed telephony service subscribers. In addition, Ziggo supplies 207,000 subscribers with mobile telephony and customers have access to over 2 million WifiSpots across the Netherlands. (Q2 2016) The company’s products and services for the small and large business markets consists of data communications, (mobile) telephony and electronic payment systems.

Ziggo is part of Liberty Global, the largest international cable company with operations in more than 30 countries. Liberty Global’s consumer brands include Virgin Media, Ziggo, UPC,  Unitymedia, Kabel BW, Telenet and VTR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	November 4, 2016	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary